December 23, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:             David Link, Esq
Cathy Baker, Esq
Blaise Rhodes

Re:         Midas Medici Group Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on November 25, 2009
File No. 333-161522

Ladies and Gentlemen:

On behalf of our client, Midas Medici Group Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letters, dated December 7 & 9, 2009 (the “Comment Letter”) with respect to the above-referenced registration statement.

In order to facilitate your review of Amendment No. 4, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 4.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

S-1/A3

Unaudited Pro Forma Condensed Consolidated Financial Data
Note 4 – Adjustments of Pro Forma Condensed Consolidated Statements of Operations, page 24

1.
Please remove the effect of the recapitalization and related adjustments from the pro forma financial statements as the recapitalization transaction has already been presented in the financial statements included in the registration statement (i.e. as of September 30, 2009).  If you choose to continue to present pro forma information, it should only reflect adjustments related to the offering.

Response:

The Company has removed the effect of the capitalization and related adjustments from the pro forma financial statements presented.  Refer to page 20 of the registration statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

2.	Please revise to present more detailed results of operations for the interim period ended September 30, 2009.

Response:

The Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to present more detailed results of operation for the interim period ended September 30, 2009. Refer to page 23 of the registration statement.

Midas Medici Group Holdings, Inc. (Formerly Mondo Acquisition I, Inc. Financial Statements, F-2

3.
Please remove the separate financial statements of the shell company, Midas Medici Group Holdings, Inc. for the years ended December 31, 2008 and 2007 from the registration statement, as they no longer represent the financial statements of the registrant.

Response:

The Company has removed the separate financial statements of the shell company, Mondo Acquisition I, Inc. for the years ended December 31, 2008 and 2007 from the registration statement.

Condensed Consolidated Statement of Stockholders’ Deficit (Unaudited), F-12

4.
It appears that your share balance of 2,735,516 is inconsistent with the shares outstanding of 2,310,516 disclosed on page 7.  The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock of Midas Medici Holdings, Inc. prior to the merger plus shares issued to effect the merger.  It appears that the share balance of 2,735,516 presented here does not include the impact of the 425,000 Midas Medici Holdings, Inc. shares returned to treasury on July 29, 2009 as disclosed on F-17 of amendment 2 of the S-1 filed on November 3,  2009.  Please clarify or revise.

Response:

The Company has revised the registration statement to address sections of the document with inconsistent figures related to the number of shares issued and shares outstanding.

5.
Please note that in a recapitalization the additional paid in capital and accumulated deficit of Midas Medici Holdings, Inc. prior to the transaction (i.e. the shell company) should be eliminated through additional paid in capital of the reporting entity.  In addition, the additional paid in capital of the reporting entity should be adjusted for the elimination of the common stock held by Utilipoint prior to the transaction and for the shares issued to effect the transaction.  Based on the above, please provide a detailed analysis of the adjustment of $(637,008) recorded to additional paid in capital as a result of the recapitalization.

Response:

The Company has revised the presentation of the Consolidated Statements of Stockholder’s Deficit which addresses the elimination of the shell company’s additional paid in capital and accumulated deficit prior to the transaction as well as the adjustment to the additional paid in capital of the reporting entity for the elimination of the common stock held by Utilipoint prior to the transaction and for shares issued to effect the transaction.  Additionally, the revised presentation separately presents the three events below which had impacted additional paid in capital as a result of the reverse merger.   The following is an analysis of the $637,008 adjustment to additional paid in capital which was included in our original filing:

Midas Medici Group Holdings, Inc

Components of the "Effect of reverse merger adjustments" on "Additional paid-in capital"

1.	Utilipoint preferred stock accreted dividends		$598,695

2.	Utilipoint treasury stock		(974,015)

3.	MMGH negative equity at 8/20/2009		(261,199)

4.	Convert Utilipoint $0.00 par value o/s shares at 8/20/2009 to MMGH shares at $0.001 par value which requires reclassifying dollars from APIC to common stock:
	Common shares o/s	21,523
	Preferred shares o/s	20,668
	Total shares	42,191
	Exchange ratio	31.96217203
	Converted shares	1,348,516
	MMGH par value	$0.001	(1,349)

5.	Convert Utilipoint $0.00 par value treasury shares at 8/20/2009 to MMGH shares at $0.001 par value which requires reclassifying dollars from APIC to common stock to reflect common shares ISSUED:
	Utilipoint treasury shares at 12/31/2008	25,299
	Utilipoint treasury shares purchased 8/1/2009	1,594
	Total Utilipoint shares treasury shares at 8/20/2009	26,893
	Exchange ratio	31.96217203
	Converted shares	859,559
	MMGH par value	$0.001	860

6.	Rounding		1
			$(637,008)

6.	Please provide a detailed discussion to support your adjustment of $973,975 to remove the historical treasury stock of Utilipoint as part of the recapitalization transaction.

Response:

Upon further review, the Company has revised the presentation of the Consolidated Statement of Deficit to correct our presentation of the effect of the reverse merger, including the presentation of Utlipoint’s historical treasury stock.

Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 – Description of Business, F-14

7.
It appears from your disclosure here and on page 2 that in July 2009 Utilipoint acquired a 60% interest in The Intelligent Project, LLC.  We note that you have accounted for the acquisition as a combination of entities under common control.  Please provide a detailed discussion of your accounting treatment and cite the specific authoritative literature utilized.  Your response should specifically address the following:

•	the specific fact pattern that was utilized to determine that common control was achieved (i.e. how common control was achieved in both entities)
•	the consideration exchanged to effect the transaction and where it was recorded in your financial statements
•	how you accounted for the remaining 40% interest that was not acquired (i.e. non-controlling interest)

In accordance with ASC 805-50 and Regulation S-X’s definition of “control”, we concluded that the acquisition of The Intelligent Project, LLC (“IP”) by Utilipoint, should be accounted for as a combination of entities under common control because Nana Baffour, our CEO and Johnson Kachidza, our President, directly and indirectly controlled more than a fifty percent interest in each of the combining entities prior to the acquisition.

Prior to its acquisition, IP was controlled by KLI IP Holding Inc., which held a 75% interest in IP.  KLI IP Holding, Inc. is controlled by Nana Baffour and Johnson Kachidza, who held a 60% interest.

IP was founded on March 10, 2009, by KLI IP Holding, Inc. and David Steele, the current president of Utilipoint and former President of a predecessor Knox Lawrence International, LLC (“KLI”) portfolio company.  Nana Baffour was the managing member of IP prior to the acquisition.  IP’s management committee consisted of Nana Baffour, Johnson Kachidza, David Steele and Ken Globerman, a KLI employee. Prior to the acquisition, David Steele, a managing director of IP was also a senior managing director of Utilipoint.  From inception to when IP was acquired, its operations were funded through loans provided by KLI.

Prior to the acquisition of IP, Utilipoint, Inc. was controlled by UTP International, LLC (“UTPI”), which held a 51% interest in Utilipoint.  UTPI is a wholly owned subsidiary of KLI, which Nana Baffour and Johnson Kachidza held an indirect controlling interest.  In addition, Nana Baffour was the chairman of the board of Utilipoint prior to the acquisition.

With the exception of the Capital Commitment Agreement to contribute up to $200,000 to IP, there was no consideration exchanged to effect the transaction.  Upon further review, the Company restated their financial statements as of and for the three and nine months ended September 30, 2009 to correct the classification of and related accounting for the non-controlling interest in a consolidated subsidiary in IP.  In accordance with FASB ASC 810-10 Consolidations, the Company has restated its presentation to report the non-controlling interest as a separate component of on our Condensed Consolidated Statement of Stockholder’s Deficit and to separately present net loss attributable to the non-controlling interest in our Condensed Consolidated Statement of Operations. There was no change to the Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2009.

The effect of the changes related to the above corrections resulted in a decrease in our net loss as reported in our Condensed Consolidated Statement of Operations.  The decrease in our net loss attributable to common shareholders was $69,634 and $71,041 for the three months and nine months ended September 30, 2009, respectively.  Our basic and diluted loss attributable to common shareholders per share decreased by $0.05 per share to a loss of $0.32 and $0.64 per share for the three and nine months ended September 30, 2009.  The cumulative effect on our consolidated balance sheet was a decrease in accumulated deficit by $71,041 as of September 30, 2009.

Utilipoint International, Inc. Audited Financial Statements for the Years Ended December 31, 2008 and 2007
General

8.
Please note that since you have consummated the recapitalization, the historical financial statements of Utilipoint, retroactively restated to give effect to the merger, are now those of Midas Medici.  In order to comply with Article 8-02 of Regulation S-X, you must present the audited restated historical financial statements of Midas Medici as of and for the fiscal years ended December 31, 2008 and 2007.  Please revise your registration statement to comply. Please note that the audit report must appropriately refer to Midas Medici’s historical financial statements on a post-recapitalization basis and be re-dated as well.

Response:

The Company has amended the registration statement to incorporate the Midas Medici historical financial statements on a post-recapitalization basis in order to comply with Article 8-02 of Regulation S-X.

Consolidated Statement of Operations, F-26

9.
In a recapitalization, Midas Medici’s historical statements of shareholder’s equity, weighted average shares outstanding and earnings per share data(i.e. for periods prior to the recapitalization) should be retroactively restated, thus your financial statements should include audited restated balance sheets, statements of income, case flows and shareholder’s equity, as necessary. Please revise.

Response:

The company has amended the registration statement to incorporate the Midas Medici historical financial statements which will include retroactively restated to reflect the exchange ratio 31.96217203 Midas Medici common shares for each share of Utilipoint common stock.

Form 10-Q for the Quarter Ended September 30, 2009 General

10.           Please revise your Form 10-Q as necessary, to comply with our comments above on your registration statement.

Response:

The Company has revised its Form 10-Q as necessary to comply with the staff’s comments above on the Company’s registration statement.

Item 4T – Controls and Procedures Evaluation of Disclosure Controls and Procedures, page 21

11.
We note that you have concluded that your disclosure controls and procedures were ineffective as of September 30, 2009.  Please revise to disclose the reasons supporting your conclusion.  In your disclosure, please discuss the following in detail:

•	the nature of any material weakness(es) identified.
•	When each material weakness was identified, by who it was identified and when each material weakness first began.
•	Management’s current plans, if any, to remediate the weakness(es).

Response:

The Company has revised its Form 10-Q to disclose the reasons supporting Management’s conclusion that the Company’s controls and procedures were ineffective as of September 30, 2009

Section 302 Certifications

12.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respect:
•
In item (c) to paragraph four, you included the following language: “and evaluated the effectiveness of our internal control over financial reporting, and presented in this report our conclusions about the effectiveness of our internal control over financial reporting.”

Please remove this verbiage as it is not consistent with the requirements of Item 601(31) of Regulation S-K.

Response:

The Company has filed revised Section 302 certifications which language is consistent with Item 601(31) of Regulation S-K.

Other Exchange Act Filings

13.
At the date of the recapitalization, we note that J.H. Cohn was your independent registered accounting firm.  Please note that in a recapitalization transaction if the accounting acquiree (i.e. Midas Medici) and accounting acquirer (i.e. Utilipoint) had two separate auditors immediately prior to the transaction, a change in accountings has occurred.  The auditor that is no longer associated with the registrant on a post-merger basis is considered the predecessor auditor.  In this situation, we note that both RBSM and REDW are no longer associated with the registrant, therefore, they are both considered to be predecessor auditors and you must report the termination of both engagements.  Please file an Item 4.01 Form 8-K reporting the termination of your relationship with REDW.

Response:

Upon the advice of the staff, the Company will file an Item 4.01 Form 8-K to report the termination of Utilipoint’s relationship with REDW when it has terminated its relationship with REDW.

Supplemental Comment Letter dated December 9, 2009

S-1/A3

Certain Relationships and Related Transactions, page

1.
Please revise to indicate what consideration Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International LLC gave for the receipt of the 889,444 shares of common stock and 27,168 options at the closing of the merger.

Response:

The Company has revised the Certain Relationships and Related Transactions page of the registration statement to disclose that Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International LLC as shareholders of Utilipoint prior to the parties entry into the Agreement and Plan of Merger received an aggregate of 889,444 shares of common stock of Midas Medici and 27,168  options to purchase shares of Midas Medici at the closing of the merger in exchange for 27,828 shares of Utilipoint and 850 options of Utilipoint. This is the same ratio of consideration as that received by all Utilipoint shareholders and option holders upon consummation of the merger.

2.
Clarify the prior connection by Knox Lawrence International, KLI IP Holding and UTP International with Utilipoint.  We note your statement that “Knox Lawrence International, LLC, KLI IP Holding, Inc. and UTP International LLC, former shareholders of Utilipoint, acquired an aggregate of 889,444 shares of our common stock and 27,168 options at the closing of the Merger.”  Also indicate when this prior connection ended and on what terms.

Response:

The statement refers to Knox Lawrence International, KLI IP Holding and UTP International LLC current status as former shareholders of Utilipoint, after the consummation of the Agreement and Plan of Merger among, Midas Medici Group Holdings, Inc., Utilipoint International, Inc. and Utilipoint Acquisition Co.  The statement relates solely to their relationship as shareholders of Utilipoint which relationship as shareholders ended when the Merger closed.

3.
Please revise to provide the information required by Item 404(c) of Regulation S-K regarding Mondo Management Corp prior to the change of control.  Also provide the Item 404(c) information describing Midas Medici Group’s acquisition of Mondo Management Corp.  Describe the change of control in the company as to its shareholdings and its management.  Address the principal shareholders of Midas Medici Group, Inc. and their securities holding in Midas Medici Group. Specifically address whether any Mondo shareholders retained securities after the change of control transaction with Midas Medici Group, Inc.  Please provide a detailed disclosure of the promoter transactions.  We may have further comments.

Response:

The Company has revised the S-1 to include the following disclosure:

Prior to the change in control of the Company which occurred on May 15, 2009 with the consummation of the Purchase Agreement between Mondo Management Corp. (“Mondo Management”) and Midas Medici Group Holdings, Inc. (“Midas Medici Group,”) (an entity that changed its name to Midas Medici Group Inc. and was subsequently dissolved on May 22, 2009), Mondo Management was the sole shareholder of the Company. Mondo Management acquired 1,000,000 shares of the Company’s common stock at a purchase price of $.0175 per share, for an aggregate purchase price of $17,500 and may be deemed to be the Company’s initial promoter.

Effective May 15, 2009, Midas Medici Group purchased all of the shares of the Company which was held by Mondo Management, the then sole shareholder of the Company, in consideration of the aggregate amount of $75,000. Mondo Management retained no interest in the Company. Upon consummation of the purchase of the shares of Mondo Management by Midas Medici Group, the officers and directors of Mondo Management resigned their positions and Nana Baffour was appointed as President and a Director, Frank Asante-Kissi was appointed Vice-President and Johnson M. Kachidza was appointed Secretary. Subsequently, on May 30, 2009, Mr. Kachidza was appointed as a Director. Midas Medici Group upon its dissolution on May 22, 2009 distributed the 1,000,000 shares of the Company to its then existing shareholders, Nana Baffour, Johnson Kachidza, Frank Asante-Kissi and B.N Bahadur.  Mondo Management did not retain any share ownership after the change of control.

4.	Please revise to put the noted transactions in this section in chronological order.

Response:

 The Company has revised the Certain Relationship and Related Transactions section to list each of the transactions in chronological order.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance. If you have any questions, please contact the undersigned.

Very truly yours,
Marcelle S. Balcombe